

Mail Stop 7010

December 4, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Matthew C. Flemming
Shumate Industries, Inc.
Chief Financial Officer
12060 FM 3083
Conroe, Texas 77301

      RE: Form 10-KSB for the fiscal year ended December 31, 2006
                Form 10-QSB for the period ended September 30, 2007
                   File No. 0-30291

Dear Mr. Flemming:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Continuing Operations, page 29

2. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, it appears that increases in the pricing of your products and volumes sold are the primary factors contributing to increases in net sales of Shumate Machine Works for the year ended December 31, 2006 compared to the year ended December 31, 2005. Please quantify the impact of the increase in pricing separately from the impact of the increase in volumes sold on your net sales. Refer to Items 303(b)(1) of Regulation S-B and Financial Reporting Codification 501.04.

Financial Statements

Consolidated Balance Sheet, page F-2

3. Your disclosures on page F-10 indicate that you have amounts held in escrow related to your acquisition of intellectual property rights. Please separately present any cash amounts which are legally restricted as to usage or withdrawal on the face of your balance sheet. Please also exclude these amounts from the cash and cash equivalents totals presented on your statements of cash flows. Refer to paragraph 7 of SFAS 95.

Notes to the Financial Statements

General

4. Please provide the disclosures required by paragraph 2 of SFAS 57 for each related party transaction in an additional note to your financial statements.

Note 1 – Description of Business and Summary of Accounting Policies

Revenue Recognition, page F-6

5. Please address the following regarding your July 2006 contractual research and development agreement with At Balance Americas LLC:
   • Please disclose the terms of the agreement as well as whether At Balance Americas, LLC is a related party in the notes to the financial statements;
   • With reference to the specific terms of the agreement and the guidance in SFAS 68, disclose your accounting for this contract;
   • Provide the disclosures required by paragraph 14 of SFAS 68; and
   • You state that revenues related to contractual research and development services are recognized as services are performed and the related costs are incurred and recorded. Your disclosures on page 30 indicate that revenues are recorded upon achievement of milestones. If you continue to believe that you should record

revenues related to this agreement, please clarify how you record revenues related to these revenues, including whether they are amortized over a certain period or recorded in full upon achievement of a milestone.

Note 4 – Segment Information, page F-9

6. In your corporate allocation column for the year ended December 31, 2006, it is not clear how you arrived at a corporate allocation net loss amount of $1,377,291 given the only other amount reflected in the column is interest expense of $249,343. Please revise as necessary.

Note 7 – Notes Payable – Stillwater National Bank, page F-11

7. You state that the $3,633,053 note dated March 31, 2006 with Stillwater National Bank is an amendment and restatement of a promissory note in the original amount of $5,633,053 and reflects $2,000,000 of debt forgiveness by Stillwater National Bank. Your disclosures on page 31 indicate that the $2,000,000 recorded on your statements of operations as debt forgiveness income for 2006 is related to this note. If so, please clarify how you determined this amount should be reflected on your statement of operations instead of in additional paid-in-capital in a similar manner to the related party debt forgiveness amount associated with the $2.5 million convertible note dated October 19, 2005, which is also with Stillwater National Bank. Refer to footnote 1 to paragraph 20 of APB 26.

Note 11 – Common Stock, page F-13

8. You sold 3,787,550 shares of your common stock to several investors in a private offering for $1.00 per share. During a specified period, if you sell any of your shares of common stock or securities convertible into common stock or exercisable for shares of common stock for less than $1.00 per share, you will be obligated to adjust, on a full-ratchet basis, the number of shares of common stock issued to the investors in this offering as well as the exercise prices of the Class A Warrants. In light of these terms, please tell us what consideration you gave to SFAS 133, SFAS 150 and EITF 00-19 in determining the appropriate accounting and presentation of the instruments related to this offering.

Item 8A. Controls and Procedures, page 36

9. You state that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that all material information required to be disclosed in this Annual Report on Form 10-KSB has been made known to them in a timely fashion. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state

that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

10. Please address the above comments in your interim filings as well.

FORM 8-K FILED ON NOVEMBER 20, 2007

11. You present EBITDA amounts for each of your segments. Please provide the disclosures required by Item 100(a) of Regulation G for each segment amount in addition to the consolidated EBITDA amounts presented.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief